

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 4, 2020

John W. Kalix
Chief Executive Officer
SOC Telemed, Inc.
1768 Business Center Drive, Suite 100
Reston, VA 20190

  Re: SOC Telemed, Inc.
   Registration Statement on Form S-1
   Filed December 1, 2020
   File No. 333-251042

Dear Mr. Kalix:

  This is to advise you that we have not reviewed and will not review your registration statement.

  Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

  Please contact David Gessert at 202-551-2326 with any questions.

      Sincerely,

      Division of Corporation Finance
      Office of Life Sciences